Exhibit (g)(ii)

Certain identified information has been excluded from this exhibit because it is both (1) not material and (2) would likely cause competitive harm to the registrant if publicly disclosed.

COINSURANCE AGREEMENT

First-Dollar Quota Share and Excess

No. 6950-05

Between

Thrivent Financial for Lutherans

of Appleton, Wisconsin

(Ceding Company)

And

SCOR Global Life Americas Reinsurance Company

of Wilmington, Delaware

(Reinsurer)

Effective October 1, 2012

Articles

1	Preamble
2	Basis of Reinsurance
3	Automatic Reinsurance
4	Procedures for Facultative Reinsurance
5	Liability
6	Notification and Reporting of Reinsurance
7	Plans of Insurance and Reserves
8	Consideration
9	Premium Accounting
10	Reinstatement
11	Reductions, Terminations and Changes
12	Claims
13	Extra Contractual Damages
14	Increase in Retention
15	Insolvency
16	Issue Resolution and Arbitration
17	DAC Tax
18	Entire Agreement
19	Service of Suit
20	General Provisions
21	Commencement and Termination

Schedules

A	Specifications
B	Limits
C	Definitions

Exhibit

I	Premium Rates
II	Expense Allowances
III	YRT Rates
IV	Reports
V	X Factors
VI	Underwriting Guidelines

Article 1

Preamble

1.1       This Agreement is made and entered into by and between Thrivent Financial for Lutherans (hereinafter referred to as the “Ceding Company”) and SCOR Global Life Americas Reinsurance Company (hereinafter referred to as the “Reinsurer”).

1.2       The Ceding Company and the Reinsurer mutually agree to reinsure on the terms and conditions stated herein. This Agreement is an indemnity reinsurance agreement and the performance of the obligations of each party under this Agreement shall be rendered solely to the other party.

Article 2

Basis of Reinsurance

2.1       Basis. Reinsurance under this Agreement must be life insurance as described in Schedule A.

2.2       Automatic Reinsurance. The Ceding Company shall cede and the Reinsurer shall automatically reinsure policies issued under the plans of insurance and other additional benefits described in Schedule A subject to the requirements described in Article 3.

2.3       Facultative Reinsurance.     The Ceding Company may submit to the Reinsurer any coverage described in Schedule A for facultative review subject to the procedures described in Article 4.

2.4       Initial Minimum. The initial minimum amount of life reinsurance on any individual policy applied for and submitted on a facultative basis must be greater than or equal to the amount stated in Schedule A.

2.5       Issuance of Business. In no event shall the Reinsurer be liable for reinsurance unless the issuance of the insurance by the Ceding Company constituted the transacting of business in a jurisdiction in which the Ceding Company is properly licensed.

Article 3

Automatic Reinsurance

3.1       The Reinsurer automatically will accept its share of life insurance policies specified in Schedule A, provided that all of the following conditions are met:

a)	The individual risk must be a permanent resident of the United States or its territories at the time of application.

b)	The individual risk must be HIV tested and fully underwritten by the Ceding Company according to its standard underwriting practices and guidelines. Any risk falling into

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the category of special underwriting programs shall be excluded from this Agreement. The Ceding Company will use the Swiss Re underwriting manual, preferred underwriting guidelines, age and amount requirements and internal underwriting exception guidelines specified in Exhibit VI for business reinsured under this Agreement. Any proposed changes to the Ceding Company’s choice of underwriting manual or the items attached in Exhibit VI shall be submitted to the Reinsurer for written approval prior to implementation. The Ceding Company shall provide the Reinsurer’s Chief Medical Director with thirty (30) days prior written notice of any other material modifications to the Ceding Company’s underwriting practices, guidelines or manual. If the Reinsurer does not respond within this thirty (30) day period, it shall be presumed that the Reinsurer is agreeable to such modification.

c)	Any risk offered on a facultative basis by the Ceding Company to the Reinsurer or any other company shall not qualify for automatic reinsurance.

d)	The issue age on any individual risk must not exceed the limit stated in Schedule A.

e)	The mortality rating on each individual risk must not exceed the limit stated in Schedule A.

t)	The maximum amount of insurance issued and applied in all companies on each risk (without deductions for replacements) must not exceed the jumbo limits stated in Schedule B.

g)	The maximum amount of insurance to be reinsured on a life must not exceed the Automatic Binding Limits stated in Schedule B.

h)

On each life, the Ceding Company must retain 10% of the risk for the plans of insurance listed in Schedule A, up to its retention limit as stated in Schedule B. If, because of previous retention on other plans, retaining 10% of the risk on these plans will exceed the Ceding Company’s retention limit, then the Ceding Company may retain less than 10% of the risk on these plans.

i)

If an individual risk meets all other requirements for automatic reinsurance and is a player or coach on a National Hockey League, National Football League, National Basketball Association or Major League Baseball team, prior to ceding the risk under this Agreement, the Ceding Company must confirm Reinsurer’s available capacity for that risk. The Ceding Company, by telephone or electronic mail, shall: (1) notify the Reinsurer’s Chief Underwriter or designate of the applicant’s name, date of birth, sport and team affiliation, the total insurance in-force and to be placed, and the face amount required from the Reinsurer; and (2) confirm that the risk has completed an application for insurance. The Reinsurer shall endeavor to inform the Ceding Company of its available capacity for the risk within two business days. After the Reinsurer has advised its available capacity, the Ceding Company may cede no more than that amount on an automatic basis.

3.2       If the Ceding Company makes an underwriting offer that is outside of the Underwriting Guidelines, the Ceding Company may: a) cede the risk on an automatic basis subject to the terms of this Agreement and pay the Reinsurer the appropriate premium for the risk in accordance with the Underwriting Guidelines or Criteria; b) retain 100% of the risk; or c) in accordance with Article 4 of this Agreement, submit the case to the Reinsurer for a facultative offer.

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Article 4

Procedures for Facultative Reinsurance

4.1       Submission. The Ceding Company may submit for facultative evaluation any coverage applied for under a plan of life insurance described in Schedule A that does not qualify for Automatic Reinsurance or that the Ceding Company prefers to submit on a facultative basis.

4.2       Underwriting Documentation and Acceptance.    Copies of all underwriting documentation relating to the insurability of the individual risk submitted for facultative reinsurance must be sent to the Reinsurer. After the Reinsurer has examined the underwriting documentation sent, it will promptly notify the Ceding Company of its final underwriting acceptance or its underwriting offer subject to additional requirements. The Reinsurer’s final underwriting acceptance on the individual risk will automatically terminate when the first of the following situations occurs:

a)	The date the Reinsurer receives notice from the Ceding Company of the withdrawal of the Ceding Company’s application, or

b)	Ninety (90) days after the Reinsurer made its acceptance or

c)	The expiration date specified in the Reinsurer’s final underwriting acceptance.

Article 5

Liability

5.1       Automatic Reinsurance. The Reinsurer’s liability for automatic reinsurance shall begin simultaneously with the Ceding Company’s liability. The Reinsurer’s liability for any policy reinsured on an automatic basis that did not meet the requirements for automatic reinsurance at the time the policy was issued shall be limited such that the Reinsurer would be in the same financial position had the policy been issued as though the requirements for automatic reinsurance had been followed.

5.2       Facultative Reinsurance. The Reinsurer’s liability for facultative reinsurance on an individual risk shall begin simultaneously with the Ceding Company’s liability once:

a)	the Reinsurer has made a written offer on the application for facultative reinsurance;
b)	the Ceding Company has accepted the Reinsurer’s offer in writing in accordance with the terms of this Agreement;
c)	the Ceding Company has reported the risk in accordance with the terms of this Agreement; and
d)	the Ceding Company has remitted the applicable premium in accordance with the terms of this Agreement, but no later than 240 days from the date of the Reinsurer’s written facultative offer.

The Reinsurer’s liability shall be subject to the terms and conditions of the accepted facultative offer.

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5.3       Conditional Receipt. The Reinsurer shall be liable on the coinsurance basis for benefits paid under the Ceding Company’s conditional receipt, temporary insurance or other pre-issue benefit or liability provided the requirements for automatic reinsurance, as stated in Article 3 of this Agreement, are met.

5.4       Termination. The Reinsurer’s liability for reinsurance on the individual risk shall terminate when the Ceding Company’s liability terminates.

5.5       Liability of Reinsurer. The Reinsurer shall be liable to the Ceding Company in the same manner as the Ceding Company is liable on the particular policy form(s) reinsured under this Agreement to the extent such terms and conditions are not contrary to the terms and conditions of this Agreement.

5.6       Receipt of Premium. The initial and subsequent reinsurance premiums must be received by the Reinsurer as stated in Article 9 in order to maintain the Reinsurer’s liability on each individual risk.

5.7       Backdating. The Reinsurer agrees to accept reinsurance coverage for policies backdated to save age up to six (6) months prior to the effective date of this Agreement. The Reinsurer agrees to pay allowances with effect from each policy’s issue date and the Ceding Company agrees to remit reinsurance premiums due from the policy issue date.

Article 6

Notification and Reporting of Reinsurance

6.01 Notification. The Ceding Company shall notify the Reinsurer of all cessions in a format or structure that would include the data described in Exhibit IV. The Ceding Company shall also notify the Reinsurer of any increase, reduction or change in existing reinsurance in the manner described in Exhibit IV. The Ceding Company shalt notify the Reinsurer of any future changes to the valuation basis and methodology for reserves reported to the Reinsurer under this Agreement. The Ceding Company shall also notify the Reinsurer of any future changes to the X factors developed by the Ceding Company for the business reinsured under this Agreement and specified in Exhibit V.

6.2       Electronic Reporting. The Ceding Company shall utilize electronic media for reporting purposes and shall consult with the Reinsurer to determine an appropriate format. Any subsequent changes to the reporting format shall be approved by the Reinsurer prior to implementation.

6.3       New York Reporting Requirements. The parties acknowledge that the Reinsurer is required, in accordance with New York Regulation 11 NYCRR 92.l, to supply annual filings to the New York Department of Insurance related to the business it reinsures. In order for the Reinsurer to comply with this requirement, the Ceding Company shall, no later than January 31 of each year, send the Reinsurer the required reporting information, as specified by the New York Department of Insurance from time to time, with respect to the business reinsured under this Agreement. The current version of these requirements is described at http://www.insstate.nv.us lifersve.htm in the file entitled “Traditional Life EDP filing Instructions.” The Ceding Company acknowledges that the Reinsurer will rely upon the accuracy and completeness of the information submitted by the Ceding Company for this purpose.

6.4       Conversion Reporting. The Ceding Company shall report all conversions under this Agreement as two transactions on the same transaction file report: 1) terminating the original transaction under the original reinsurance treaty code identifier and original Ceding Company plan code; and 2) issuing the new policy under a new reinsurance treaty code identifier and a new Ceding Company plan code. Both transactions shall include at least the following fields: original reinsurance treaty number, original Ceding Company plan code, original policy number, original issue date, and original issue age.

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Article 7

Plans of Insurance and Reserves

7.1       Life Reinsurance. Life reinsurance for both the quota share portion and the excess portion shall be on a coinsurance basis. The Reinsurer must establish and assume liability for all statutory reserves in proportion to its share of the liability. This is required by law in the State of Wisconsin.

7.2       Reserves. The Reinsurer shall hold reserves in accordance with the NAIC Valuation of Life Insurance Policies Model Regulation. The Reinsurer and the Ceding Company agree that the Reinsurer is not required to hold mirror reserves for policies reinsured under this Agreement. Should the Reinsurer be required by the applicable regulatory authorities to hold mirror reserves in the future, the Reinsurer shall have the right to review the reinsurance premiums and expense allowances contained in this Agreement and make any necessary adjustments.

7.3       Conversions. Conversions to a permanent plan of insurance shall be reinsured on the yearly renewable term basis.

Article 8

Consideration

8.1       Premiums Paid on a Coinsurance Basis. The reinsurance premiums paid to the Reinsurer will be the Reinsurer’s portion of the current premiums (shown in Exhibit I) collected on the particular policies, including substandard table extra and flat extra premiums and the policy fee.

8.2       Premiums Paid on a YRT Basis. The reinsurance premiums paid to the Reinsurer on converted policies will be determined on the net amount at risk using the YRT premiums shown in Exhibit III, including substandard table extra and flat extra premiums but excluding the policy fee. Premiums will be calculated on a point-in-scale basis. The life YRT reinsurance rates are guaranteed for one policy year. However, the Reinsurer anticipates continuing to accept reinsurance premiums on the basis of the rates shown in Exhibit III for reinsurance ceded at these rates. If the Reinsurer deems it necessary to increase rates, such increased rates cannot be higher than the valuation net premiums for yearly renewable tenn insurance calculated using the minimum statutory mortality rates and maximum statutory interest rate for each year of issue.

8.3       Policy Commissions. The Reinsurer shall pay through the Expense Allowances as described in Section 8.06 below, the Reinsurer’s share of commissions paid by the Ceding Company for the particular policies reinsured hereunder.

8.4       Premium Tax Reimbursement. The    Reinsurer    shall    not    directly    reimburse the Ceding Company for the Reinsurer’s portion of any and all premium taxes assessed the Ceding Company on the reinsured policies by any state, county, parish or municipal authority. Such reimbursement shall be effected through the Expense Allowances as described in Section 8.06 below.

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8.5       Income Tax Reimbursement. The Ceding Company and the Reinsurer agree to remain liable for their respective Federal Income Tax liabilities, including any Section 848 “DAC” taxable income that may be incurred by the reinsurance of the particular policies by the Reinsurer.

8.6       Expense Allowances. The Reinsurer shall pay the Ceding Company a fee for expenses in an amount equal to the allowances shown in Exhibit II based on the Reinsurer’s portion of the premiums stated above.

8.7       Premium Change. The Ceding Company shall notify the Reinsurer immediately of any change in the premiums shown in Exhibit I. If the current premium is lowered, the Reinsurer shall have the right to modify the Expense Allowances shown in Exhibit II, subject to the Ceding Company’s agreement. The lower current premium will not be effective until such agreement is reached.

Article 9

Premium Accounting

9.1       Payment of Reinsurance Premiums and Interest Penalties by the Ceding Company.

a)	The reinsurance premiums shall be paid to the Reinsurer on the basis stated in Exhibit I.

b)

Within twenty-five (25) days after the close of each month, the Ceding Company shall send the Reinsurer a copy of a statement listing first year and renewal premiums, expense allowances, benefits, reserves and other data mutually agreed upon by both parties as described in Exhibit IV. If more than one reinsurance agreement exists between the Ceding Company and the Reinsurer, the statement shall clearly identify the agreement under which the respective policies are reinsured.

c)

If the net reinsurance premium balance is payable to the Reinsurer, the Ceding Company must include this payment with the statement. If the net reinsurance premium balance is not received by the Reinsurer within thirty (30) days after the close of the month, the reinsurance premiums for all of the reinsurance risks listed on the statement will be delinquent.

d)

When reinsurance premiums due the Reinsurer are deemed delinquent, as defined in Section 9.1    c) above, a compound interest penalty may be assessed each month the premiums remain delinquent. Interest shall be calculated from the day following the date the premiums are due and payable to the day such premium payment is mailed or the last day of the accounting period, whichever comes first, regardless of holidays and weekends. The rate of interest charged each month shall be the lesser of (i) the 30-Day Treasury Bill rate as published in the Money Rate Section or any successor section of the Wall Street Journal on the first business day following the date the premiums are deemed delinquent or (ii) the maximum rate allowed by law in the State of Wisconsin. Premiums and interest penalties that remain unpaid shall be carried forward into the next month’s interest penalty calculation.

9.2       Termination Because of Non-Payment of Premium.

a)

When reinsurance premiums are delinquent, the Reinsurer has the right to terminate the reinsurance risks on the statement by giving the Ceding Company thirty (30) days written notice. As of the close of this thirty-day period, all of the Reinsurer’s liability shall terminate for:

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i)	The risks described in the preceding sentence and

ii)	The risks where the reinsurance premiums became delinquent during the thirty-day period.

b)	Regardless of these terminations, the Ceding Company shall continue to be liable to the Reinsurer for all unpaid reinsurance premiums earned by the Reinsurer.

9.3       Reinstatement of a Delinquent Statement. The Ceding Company may reinstate the terminated risks within sixty (60) days after the effective date of termination by paying the unpaid reinsurance premiums, including the interest penalty as defined above, for the risks in force prior to the termination. However, the Reinsurer shall not be liable for any claim incurred between the date of termination and reinstatement. The effective date of reinstatement shall be the day the Reinsurer receives the required back premiums and any assessed interest.

9.4       Payment of Reinsurance Premium Balance by the Reinsurer. If the net reinsurance premium balance is payable to the Ceding Company, the Reinsurer must remit payment to the Ceding Company within thirty (30) days after receiving the statement.

9.5       In Force List. Within sixty (60) days after the close of the calendar year, the Ceding Company shall send the Reinsurer an in force listing of all policies reinsured under this Agreement. Such listing shall include the data specified in Exhibit IV.

Article 10

Reinstatement

10.1       Lapses. If insurance lapses for nonpayment of premium and is reinstated under the terms of the particular policy and the Ceding Company’s usual reinstatement practices and procedures, the reinsurance of the particular policy shall be reinstated by the Reinsurer as of the date of reinstatement. The Ceding Company must pay the Reinsurer all reinsurance premiums and interest in the same manner as the Ceding Company received the insurance premiums and interest under the particular policy.

10.2       Procedure. On a particular policy ceded to the Reinsurer on an automatic basis, reinstatement of reinsurance shall be automatic. On a particular policy ceded on a facultative basis, reinstatement of reinsurance shall require written approval of the Reinsurer in the event that the policy was not reinstated within the time limit mandated by the policy.

Article 11

Reductions, Terminations and Changes

11.1       Replacement or Change. If there is a contractual or non-contractual replacement or change in a particular policy reinsured under this Agreement, including, but not limited to, conversions or exchanges where full underwriting evidence according to the Ceding Company’s regular underwriting rules is not

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required or plans of internal replacement where full underwriting evidence is required, the policy shall continue to be reinsured by the Reinsurer under this Agreement provided it meets the initial minimum amount stated in Schedule A For policies resulting from partial conversions, the policies shall continue to be reinsured by the Reinsurer under this Agreement provided the reduced or replaced policy plus the new partially converted policy meet the initial minimum amount stated in Schedule A. Future premiums shall be calculated on a point-in-scale basis using the applicable rates in the Agreement.

11.2       Early Recapture. If at the time of a non-contractual replacement or change as described in 11.0 I above, the Ceding Company elects not to continue to reinsure a particular policy with the Reinsurer, the Ceding Company must pay the Reinsurer an early recapture charge which shall be a mutually acceptable reasonable representation of the Reinsurer’s estimated present value of future profits under this Agreement.

11.3       Increase in Face Amount. If the face amount of a particular policy reinsured under this Agreement increases and:

a)	The increase is subject to new underwriting evidence and

i}	The original policy was reinsured automatically; the provisions of Article 3 shall apply to the increase in reinsurance.

ii}	The original policy was reinsured facultatively, the provisions of Article 4 shall apply to the increase in reinsurance.

b)	The increase is not subject to new underwriting evidence, the Reinsurer shall accept automatically the increase in reinsurance but not to exceed the automatic binding limits as stated in Schedule B.

11.4       Procedure for Increase or Reduction in Face Amount. If the face amount of a particular policy reinsured under this Agreement is increased or reduced, the reinsurance shall first be increased or reduced proportionally on the quota share portion for the particular policy involved and any excess portion reinsured shall then be appropriately increased or reduced.

11.5       Reduction or Termination of Retained Amount. If any portion of the total face amount of a particular policy retained by the Ceding Company reduces or terminates, any excess reinsurance under this Agreement based on the same life shall also be reduced or terminated. The Ceding Company shall reduce its excess reinsurance by applying the maximum retention limits that were in effect at the time the policy was issued. The Ceding Company shall not be required to retain an amount in excess of its maximum retention limit for the age, mortality rating and risk classification at the time of issue for any policy on which reinsurance is being reduced.

11.6       Procedure for Reduction or Termination of Retained Amount. The Ceding Company must first reduce the excess reinsurance of the particular policy that has the same mortality rating as the terminated insurance. If further reduction is required, the excess reinsurance to be terminated or reduced shall be effected in the inverse order in which the particular policy was first reinsured.

11.7       More Than One Reinsurer. If the reinsurance of a particular policy is shared by more than one reinsurer, the Reinsurer’s percentage of the increased or reduced reinsurance shall be the same as its initial percentage of reinsurance of the policy.

11.8       Termination. If a particular policy reinsured under this Agreement is terminated, the reinsurance for the policy shall be terminated on the effective date of termination.

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11.9       Facultative Change.     On facultative reinsurance, if the Ceding Company wishes to reduce the mortality rating on a particular policy, this reduction shall be subject to the facultative provisions of this Agreement.

11.10       Refund.     The Reinsurer shall refund to the Ceding Company all unearned reinsurance premiums, less applicable allowances but excluding policy fees, arising from reductions, terminations and changes as described in this Article.

11.11 Extended Term or Reduced Paid-Up. If applicable, changes as a result of extended term or reduced paid-up shall be handled the same as reductions as described above.

Article 12

Claims

12.1       Notification. The Ceding Company shall promptly notify the Reinsurer in writing whenever the Ceding Company has received notice of a claim where reinsurance under this Agreement is involved. If a survivor plan is involved, the Ceding Company shall notify the Reinsurer of each death as soon as possible after it has occurred.

12.2       Liability. The Reinsurer shall be liable for its share of the insurance benefits reinsured under this Agreement so long as the benefits are covered by the terms and conditions of the particular policy under which the Ceding Company is liable, and the policy is covered under this Agreement, and the insurance claim is administered in a reasonable and businesslike fashion in accordance with the Ceding Company’s claims guidelines.

12.3       Proofs. For all claims, the Ceding Company shall promptly provide the Reinsurer’s Claim Manager with claim proofs, including a copy of the proof of payment by the Ceding Company, a copy of the insured’s death certificate, and a copy of the claimant’s statement.

12.4       Contestable. Incontestable Period, and Special Circumstances Claims. The Ceding Company shall send the Reinsurer a copy of all documents relating to the underwriting of the risk and all documents relating to the investigation of the claim for:

a}	claims incurred during the contestable period; and
b)

claims incurred during the incontestable period where either: i) the total face amount of insurance issued is equal to or greater than $1,000,000; or ii) the amount of reinsurance ceded to the Reinsurer is equal to or greater than $500,000.

The Ceding Company shall not be required to automatically provide documents relating to the underwriting of the risk or to the investigation of the claim if: (i) the claim is made during the incontestable period; (ii} the total face amount of insurance issued is less than $1,000,000; and (iii) the amount of reinsurance ceded to the Reinsurer is less than $500,000.

For claims where death of the insured occurred outside the United States or when fraud is suspected, the Ceding Company shall send the Reinsurer a copy of all documents relating to the underwriting of the risk and all documents and reports relating to the claim investigation.

Notwithstanding the foregoing, the Ceding Company shall provide all claim and underwriting documents on any claim upon the Reinsurer’s request.

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12.5       Payment. The Ceding Company shall provide the Reinsurer with proper claims papers and proofs when requesting payment. The Reinsurer shall pay its share of each claim in a lump sum without regard to the form of claim settlement by the Ceding Company.

12.6       Interest. If the Ceding Company is obliged by applicable state law or court order to pay interest from a specified date, such as the date of death of an insured, on a particular policy, the Reinsurer shall pay its share of the interest at the same rate and for the same period as that which the Ceding Company is required, excluding interest on extra-contractual obligations .

12.7       Contest, Compromise or Litigation. The Ceding Company shall promptly notify the Reinsurer in writing of the Ceding Company’s intention to contest, compromise or litigate a claim.    The Ceding Company shall provide the Reinsurer with all information and the Reinsurer shall have an opportunity to review such information. Within fifteen (15) working days after receipt of all the necessary information, the Reinsurer shall have the following options:

a)

Decline to participate in the contest, compromise or litigation of the claim. The Reinsurer shall thereafter discharge its liability with respect to any contested, compromised or litigated claim by paying to the Ceding Company the Reinsurer’s proportionate share of the claim as if there had been no controversy. Upon such discharge, the Reinsurer shall not be liable for any portion of any claim expenses as described in Section 12.08, incurred with respect to such claim, nor shall the Reinsurer share in any reduced settlement.

b)

After consultation with the Ceding Company, the Reinsurer agrees to pay its share based on the results of the contest, compromise or litigation (agreement to be communicated by the Reinsurer to the Ceding Company in writing). The Reinsurer will pay its share of all reasonable claim expenses as described in Section 12.08, of the contest, compromise or litigation.

12.8       Claim Expenses.    For the purpose of this Article, the term “routine expenses” shall mean fees, charges, costs and expenses of retained legal and investigative personnel, excluding employees, that are incurred in rescinding a policy, contesting a policy or litigating a claim. The term “non-routine expenses” incurred in rescinding of the contest shall mean any penalties, attorney’s fees and interest imposed automatically by statute against the Ceding Company which arise solely out of any judgment rendered against the Ceding Company in a suit for policy benefits. However, “non-routine expenses” shall not include extra-contractual damages. Notwithstanding the foregoing definitions, the Reinsurer shall not be liable for any office expenses or salaries or expenses of employees of the Ceding Company or of any subsidiary or affiliate of the Ceding Company, incurred in connection with the administration of the business reinsured pursuant to this Agreement or the disposition of a claim, loss or legal proceeding (including investigation, negotiation, legal expenses and court costs).

12.9       Misstatement of Age or Sex.    If the amount of insurance provided by any policy or policies reinsured hereunder is increased or reduced because of a misstatement of age or sex that is established after the death of the insured, the Reinsurer shall share in the increase or reduction in the proportion that the net liability of the Reinsurer bears to the total of the net liability of the Ceding Company and the net liability of all reinsurers, including the Reinsurer, immediately prior to such increase or reduction. The reinsurance shall be restructured from commencement on the basis of the adjusted amount using premiums and reserves for the correct age or sex. The adjustment for the difference in reinsurance premiums and any associated commissions or allowances, dividends, policy value or reserves shall be made without interest.

12.10       Accelerated Death Benefit. In the case of an accelerated death benefit claim, the reinsurance benefit payable will be calculated by multiplying the total accelerated death benefit payout (before the administrative fee is deducted) by the Reinsurer’s quota share portion of the claim. Any remaining death benefit will continue to be carried forward and paid at the time of death.

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Article 13

Extra-Contractual Damages

13.1       Definitions. For purposes of this Article, the following are definitions of elements of extra-contractual damages:

a)	“Punitive Damages” are those damages awarded as a penalty, the amount of which is not governed or fixed by statute;

b)	“Statutory Damages” are those amounts awarded as a penalty, but are fixed in amount by statute;

c}	“Compensatory Damages” are those amounts awarded to compensate for actual damages sustained and are not awarded as a penalty or fixed in amount by statute.

13.2       Extra-Contractual Damages. Extra-contractual damages are defined as punitive, statutory or compensatory damages due to the Ceding Company’s negligence, oppression, malice, fault, wrongdoing or bad faith in connection with an award against the Ceding Company in excess of the limits of the policy reinsured as a result of, but not limited to, an act, omission or course of conduct committed solely by the Ceding Company in connection with the benefits payable under a particular policy reinsured under this Agreement.

13.3       Exception. Except as provided in Section 13.04, the Reinsurer shall not be liable for any extra-contractual damages.

13.4       Assessment of Damages. The Reinsurer recognizes that circumstances may arise under which the Reinsurer, in equity, should share, to the extent permitted by law, in paying certain assessed damages. The Reinsurer may be liable for any punitive, statutory or compensatory damages awarded or assessed against the Ceding Company if the Reinsurer elected to join in the contest, litigation or denial of the claim, in writing, and actively directed, participated in, consented to or ratified the act, error, omission or course of conduct of the Ceding Company that ultimately resulted in the award or assessment of punitive, statutory or compensatory damages. The extent of such sharing is dependent on the good faith assessment of culpability in each case, but all factors being equal, the division of such assessment would be in proportion to what impact the Reinsurer’s opinion had on such damages.

13.5       Legal Fees. If the Reinsurer has liability for damages as stated in Section 13.04, the Reinsurer shall reimburse the Ceding Company for its share of reasonable legal fees incurred in defense of punitive, statutory or compensatory damages.

Article 14

Increase in Retention and

Recapture

14.1       The reinsurance under this Agreement shall be maintained in force without reduction except as specifically provided for in this Agreement.

14.2      If the Ceding Company increases its retention limit as stated in Schedule B, written notice of the increase shall be given to the Reinsurer within thirty (30) days of such increase.

14.3      The Ceding Company shall have the option of recapturing the reinsurance under this Agreement in the event the Ceding Company increases its retention limit. The Ceding Company may exercise its option to recapture by giving written notice to the Reinsurer within ninety (90) days after the effective date of the retention limit increase. If the recapture option is not exercised within ninety (90) days after the effective date of the increase, the Ceding Company may choose to recapture not later than two (2) years after the date the retention limit increases.

14.4      If the Ceding Company exercises its option to recapture, then the following rules apply:

a}

The Ceding Company shall reduce all eligible excess reinsurance on each individual risk on which it retained its retention limit for the age and mortality rating that was in effect at the time the excess reinsurance was ceded.

b}

The Ceding Company shall increase its total amount of insurance on the individual risk up to its new retention limit by reducing the amount of excess reinsurance. Ifan individual risk is shared by more than one reinsurer, the Reinsurer’s percentage of the reduced excess reinsurance shall be the same as the Reinsurer’s initial percentage of excess reinsurance on the individual risk.

c}	No reduction of excess reinsurance due to recapture shall occur until the later of the following dates:

i}	The policy anniversary date immediately following the effective date the recapture program begins and

ii)	The number of years stated in Schedule A starting with the original “policy date.”

14.5      Reinsurance shall not be eligible for recapture on an individual risk if (a} the Ceding Company retained less than its retention limit for the age and mortality rating in effect at the time the reinsurance was ceded to the Reinsurer, or if (b) the Ceding Company did not retain any of the individual risk.

14.6      In the event the Ceding Company overlooks any reduction in the amount of reinsurance on a particular policy because of an increase in the Ceding Company’s retention limit, the acceptance by the Reinsurer of reinsurance premiums under these circumstances shall not constitute a liability on the part of the Reinsurer for such reinsurance. The Reinsurer shall be liable only for a refund of premiums.

14.7      Payments required upon recapture by the Ceding Company are described in Section 21.05.

Article 15

Insolvency

15.1    In the event of the Ceding Company’s insolvency and the appointment of a conservator, liquidator, or statutory successor, the portion of any risk or obligation assumed by the Reinsurer shall be payable to the conservator, liquidator, or statutory successor on the basis of claims allowed against the Ceding Company by any court of competent jurisdiction or by any conservator, liquidator, or statutory successor of the company having authority to allow such claims, without diminution because of that insolvency, or because the conservator, liquidator, or statutory successor has failed to pay all or a portion

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of any claims. Payments by the Reinsurer as set forth in this Section shall be made directly to the Ceding Company or to its conservator, liquidator, or statutory successor, except where the contract of insurance or reinsurance specifically provides another payee of such reinsurance in the event of the Ceding Company’s insolvency.

15.2      ln the event of the Ceding Company’s insolvency, the conservator, liquidator, or statutory successor shall give written notice of the pendency of a claim against the Ceding Company on any policies reinsured within a reasonable time after such claim is filed. The Reinsurer may interpose, at its own expense, in the proceeding where such claim is to be adjudicated, any defense or defenses which it may deem available to the Ceding Company or its conservator, liquidator, or statutory successor.

15.3      The expenses incurred by the Reinsurer shall be chargeable, subject to court approval, against the Ceding Company as part of the expense of conservation or liquidation to the extent of a proportionate share of the benefit which may accrue to the Ceding Company in conservation or liquidation, solely as a result of the defense undertaken by the Reinsurer. Where two or more reinsurers are involved in the same claim and a majority in interest elect to interpose a defense or defenses to this claim, the expense shall be shared as though such expense had been incurred by the Ceding Company.

Article 16

Issue Resolution and Arbitration

16.1      Issue Resolution. Within fifteen (15) days after either party provides the other party’s General Counsel with a written notification citing this Article and specifically describing the issue(s) to be resolved, each party will appoint an active company officer who has authority to bind its respective party with respect to matters relating to this Agreement. As soon as possible and as often as necessary, the officers will meet at a mutually-agreeable location, in order to gather and furnish the other party with all appropriate and relevant information concerning the issue(s). The officers will discuss the issue(s) and will negotiate in utmost good faith. During the negotiation process, all reasonable requests made by one officer to the other for information will be honored. The officers will decide the specific format for such discussions.

16.2      If the officers cannot resolve the issue(s) within thirty (30) days of their first meeting, the issue(s) may be submitted to arbitration in accordance with the provisions of this Article, unless the parties agree in writing to extend the negotiation period for an additional thirty (30) days.

16.3      Arbitration. As a condition precedent to any right of action hereunder, any dispute or difference between the Ceding Company and the Reinsurer that has not been resolved under the issue resolution process above, whether arising before or after termination, shall be submitted to arbitration on a confidential basis. Arbitration shall be the method of dispute resolution, regardless of the insolvency of either party, unless the conservator, receiver, liquidator or statutory successor is specifically exempted from arbitration proceeding by the state law governing the insolvency. The arbitration panel shall consist of three (3) present or former disinterested officers or directors of reinsurance or insurance companies other than the two parties to the Agreement or any company owned by, or affiliated with, either party.

16.4      Arbitration shall be initiated by the delivery of written notice of demand for arbitration by one party to another. Such demand shall contain a brief statement of the issue(s), the failure on behalf of the parties to reach amicable agreement and the appointment of that party’s arbitrator. Within thirty (30) days of its receipt of the demand, the receiving party shall respond in writing naming its arbitrator. If either party fails to name its arbitrator as described in this paragraph, the other party may appoint the second arbitrator. The two arbitrators shall select the third arbitrator. If the two arbitrators do not agree on the third within thirty (30} days of the appointment of the second appointed arbitrator, each of the two arbitrators shall nominate three individuals within ten (10) days thereafter. Each arbitrator shall then decline two of the nominations presented by the other arbitrator. The umpire shall be chosen from the remaining two nominations by drawing lots.

16.5      The arbitration hearings shall be held in the city in which the Ceding Company’s head office is located or any such other place as may be mutually agreed.

16.6      The arbitration panel shall make its decision giving due regard to the terms and conditions of this Agreement and the custom and usage of the insurance and reinsurance industries. The arbitration panel shall interpret this Agreement as an honorable engagement; they are relieved of all judicial formalities and may abstain from following strict rules of law. The arbitration panel shall be solely responsible for determining what shall be considered and what procedure they deem appropriate and necessary in the gathering of such facts or data to decide the dispute.

16.7      Within one-hundred twenty (120) days following the last day of the final hearing, the arbitration panel shall issue a written decision of the majority of the arbitration panel and a statement of any award to be paid as a result. The arbitration panel’s decision shall be final and binding upon the parties. Judgment may be entered upon the final decision of the arbitration panel in any court having jurisdiction.

16.8      Costs incurred solely by one of the parties shall be borne by that party (e.g., attorney’s fees, expert witness fees, travel to the hearing site, etc.). Jointly incurred costs include, but are not limited to, the costs of arbitration hearings and the arbitrators’ fees. The jointly incurred costs of the arbitration shall be shared equally by both parties.

Article 17

DAC Tax

Section 1.848-2(g)(8) Election

17.1      If applicable, both parties agree to the following pursuant to Section 1.848-2(g)(8} of the Income Tax Regulations issued December 1992, under Section 848 of the Internal Revenue Code of 1986, as amended. This election shall be effective for all subsequent taxable years for which this Agreement remains in effect.

17.2      The term “party11 shall refer to either the Ceding Company or the Reinsurer as appropriate.

17.3      The terms used in this Article are defined by reference to Section 1.848-2 of the Income Tax Regulations in effect December 1992.

17.4      The party with the net positive consideration for this Agreement for each taxable year shall capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848(c)(1) of the Internal Revenue Code of 1986.

17.5      Both parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency or as otherwise required by the Internal Revenue Service.

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17.6      The Ceding Company shall submit a schedule to the Reinsurer by April 1 of each year of its calculation of the net consideration for the preceding calendar year. This schedule of calculations shall be accompanied by a statement signed by one of the Ceding Company’s officers stating that the Ceding Company shall report such net consideration in its tax return for the preceding calendar year.

17.7      The Reinsurer may contest such calculation by providing an alternative calculation to the Ceding

Company in writing within thirty (30) days of the Reinsurer’s receipt of the Ceding Company’s calculation. If the Reinsurer does not so notify the Ceding Company, the Reinsurer shall report the net consideration as determined by the Ceding Company in the Reinsurer’s tax return for the previous calendar year.

17.8      If the Reinsurer contests the Ceding Company’s calculation of the net consideration, both parties shall act in good faith to reach an agreement as to the correct amount within thirty (30) days of the date the Reinsurer submits its alternative calculation. If both parties reach agreement on an amount of net consideration, each party shall report such amount in its respective tax returns for the previous calendar year.

Article 18

Entire Agreement

18.01      This Agreement supersedes any and all prior discussions and understandings between the parties and, upon its execution, constitutes the sole and entire Agreement with respect to the reinsurance provided hereunder. There are no understandings between the parties other than as expressed in this Agreement. Any change or modification to the Agreement shall be null and void unless effected by a writing subscribed by both the Ceding Company and the Reinsurer. Any waiver shall constitute a waiver only in the circumstances for which it was given and shall not be a waiver of any future circumstance.

Article 19

Service of Suit

19.1      It is agreed that in the event the obligations under this Agreement are not performed by the Reinsurer, at the request of the Ceding Company, the Reinsurer shall submit to the jurisdiction of any court of competent jurisdiction within the United States and shall comply with all the requirements necessary to give that court jurisdiction. All matters arising under this Agreement shall be determined in accordance with the law and practice of such court. Nothing in this clause constitutes or should be understood to constitute a waiver of the Reinsurer’s rights to commence an action in any court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another court as permitted by the laws of the United States or of any state in the United States. Service of process, in any such suit, may be made upon any then duly elected officer of the Reinsurer (agent for service of process) at 401 North Tryon Street, Suite 800, Charlotte, North Carolina 28202. The Reinsurer shall abide by the final decision of such court or of any appellate court in the event of an appeal, for any suit instituted against the Reinsurer under this Agreement.

19.2      The agent for service of process is authorized and directed to accept service of process on behalf of the Reinsurer in any such suit and/or upon the request of the Ceding Company, give a written undertaking to the Ceding Company that the agent will enter a general appearance on behalf of the Reinsurer in the event such a suit is instituted.

19.3      The Reinsurer hereby designates the Superintendent, Commissioner or Director of Insurance or his successor or successors in office, for the State of Delaware, as its true and lawful agent for service of process (in addition to the above named agent), who may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Ceding Company or any beneficiary arising out of this Agreement, and hereby designates the above named as the person to whom the Ceding Company is authorized to mail such process or a true copy thereof.

Article 20

General Provisions

20.1      Inspection of Records. Either company, their respective employees or authorized representatives, may audit, inspect and examine, during regular business hours, at the home office of either company, any and all books, records, statements, correspondence, reports, trust accounts and their related documents or other documents that relate to the policies covered hereunder. The audited party agrees to provide a reasonable work space for such audit, inspection or examination and to cooperate fully and to faithfully disclose the existence of and produce any and all necessary and reasonable materials requested by such auditors, investigators, or examiners. The company performing a routine audit shall provide five (5) working days advance notice to the other party. The expense of the respective party’s employee(s} or authorized representative(s) engaged in such activities will be borne solely by such party.

20.2      Representations and Warrants. The Ceding Company and the Reinsurer agree that all matters with respect to this Agreement require their utmost good faith. Each party represents and warrants to the is solvent on a statutory basis in all jurisdictions in which it does business or is licensed. Each party agrees to promptly notify the other party of any material change in its financial condition. The Reinsurer has entered into this Agreement in reliance upon the Ceding Company’s representations and warranties. Each party affirms that it has and will continue to disclose all matters material to this Agreement and each cession. Examples of such matters are a material change in underwriting or issue practices or philosophy or a change in each party’s ownership or control.

20.3      Assignment or Transfer. Neither this Agreement nor any reinsurance under this Agreement shall be sold, assigned or transferred by the Ceding Company without prior written consent of the Reinsurer. Such approval shall not unreasonably be withheld. If it is determined that such sale, assignment or transfer would result in a material adverse economic impact to the Reinsurer, and the Reinsurer so objects, this Agreement shall be terminated with respect to all policies reinsured under this Agreement. The Ceding Company and the Reinsurer agree to mutually calculate a termination charge that shall be paid by the Ceding Company to the Reinsurer upon the transfer. The provisions of this Section 20.03 are not intended to preclude the Reinsurer from retroceding the reinsurance on an indemnity basis.

20.4      Severability. If any term or provision under this Agreement shall be held or made invalid, illegal or unenforceable by a court decision, statute, rule or otherwise, such term or provision shall be amended to the extent necessary to conform with the law and all of the other terms and provisions of this Agreement shall remain in full force and effect. If the term or provision held to be invalid, illegal or unenforceable is also held to be a material part of this Agreement, such that the party in whose favor the material term or provision was stipulated herein would not have entered into this Agreement without such

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term or provision, then the party in whose favor the material term or provision was stipulated shall have the right, upon such holding, to terminate this Agreement.

20.5      Parties to Agreement. This Agreement is solely between the Ceding Company and the Reinsurer. There is no third party to this Agreement. Reinsurance under this Agreement shall not create any right or legal relationship between the Reinsurer and any other person, for example, any insured, policy owner, agent, beneficiary or assignee. The Ceding Company further agrees that it will not make the Reinsurer a party to any litigation between any such third party and the Ceding Company.

20.6      Offset. In the event of the insolvency of either party to this Agreement, all amounts due either party may be offset against each other, dollar for dollar, to the fullest extent allowed by controlling law regardless of the insolvency of the party.

20.7      Governing Law. In the event of litigation, the parties shall submit to the competent jurisdiction of a court in the State of Wisconsin and shall abide by the final decision of such court. This Agreement shall be governed as to performance, administration and interpretation by the laws of the State of Wisconsin, exclusive of the rules with respect to conflicts of law. In all cases, the State of Wisconsin applies with respect to rules for credit for reinsurance.

20.8      Expenses. The Ceding Company shall pay the expense of all medical examinations, inspection fees and other charges in connection with the issuance of the insurance.

20.9      Errors and Omissions. Unintentional clerical errors, omissions or misunderstandings in the administration of this Agreement by either the Ceding Company or the Reinsurer shall not invalidate the reinsurance hereunder provided the error, omission or misunderstanding is corrected promptly after discovery. Both companies shall be restored, to the extent possible, to the position they would have occupied had the error, omission or misunderstanding not occurred, but the liability of the Reinsurer under this Agreement shall in no event exceed the limits specified herein.

20.10      Schedules, Exhibits and Section Headings. Schedules and Exhibits attached hereto are made a part of this Agreement. Section headings are provided for reference purposes only and are not made a part of this Agreement.

20.11      Definitions. The definitions that apply in the interpretation of this Agreement are located in Schedule C.

Article 21

Commencement and Termination

21.01 This Agreement shall be effective as of October 1, 2012 and shall remain in force for an indefinite period. Either the Ceding Company or the Reinsurer may terminate the Agreement with respect to new business by giving ninety (90) days’ written notice by certified or registered mail to the other party. The day the notice is deposited in the mail addressed to an officer of the other company shall be the first day of the ninety-day period.

21.2      During this ninety-day period, the Reinsurer shall continue to accept, and the Ceding Company shall continue to cede any new policies issued prior to the termination of this ninety-day period.

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21.3        All reinsurance that has been placed in effect prior to the expiration date set forth in the notice shall remain in effect in accordance with the terms of this Agreement until the reinsured policy’s natural expiration or as specified otherwise in this Agreement.

21.4         This Agreement shall automatically terminate on the date the Ceding Company’s liability on the settlement statement described in Section 9.01 b) last policy reinsured hereunder terminates. The monthly settlement statement described in Section 9.01 b) shall be prepared by the Ceding Company and sent to the Reinsurer within twenty-five (25) days after the date of termination. For purposes of this section, the date of termination shall be defined as the last day of the month in which the last policy terminates. Payment of any and all amounts owed by the Ceding Company to the Reinsurer shall be included with the statement. Payment of any and all amounts owed by the Reinsurer to the Ceding Company shall be made within thirty (30) days after receiving the statement.

21.5        Should this Agreement be terminated in accordance with Section 9.02, Article 14 or by mutual agreement of the parties, the Ceding Company shall prepare the monthly settlement statement described in Section 9.01 b) for the period beginning with the end of the previous month for which settlement has been made and ending with the effective date of termination or recapture. In the event termination is effected in accordance with Section 9.02 or by mutual agreement of the parties, the Reinsurer shall recover any unamortized acquisition expenses and the estimated present value of future profits (which shall not be less than $0) under this Agreement. In the event termination is effected in accordance with Article I 4, the Reinsurer shall recover any unamortized acquisition expenses. Payment of any amounts due the Reinsurer shall be included with the statement. The Reinsurer shall pay any amounts due the Ceding Company within thirty (30) days after receiving the terminal settlement statement. If only a portion of the policies reinsured hereunder are recaptured as described in Article I4, the settlement described above shall apply only with respect to those policies recaptured.

21.6        This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Schedule A

Specifications

1. Type of Business	Individual Life insurance issued directly by Ceding Company

2. Plans of insurance -	Thrivent Level Term II (10/10, 15/15, 20/20 and 30/30) Accelerated Death Benefit

3. Basis of Reinsurance	First Dollar Quota Share and Excess I

Ceding Company’s Share Reinsurer’s Share:	0% Quota Share 67.5% First Dollar Quota Share and 75% Excess Share

4. Maximum Issue Age
	Plan	Ages
	10/10	18-75
	15/15	18-70
	20/20	18-65
	30/30	18-55

5. Maximum Mortality 6. Minimum Amounts

Each individual risk must not exceed Table 16, Table P, 500% or its equivalent on a flat extra premium basis. Any combination of the equivalent of a table rating plus a flat extra must not exceed Table 16, Table P or 500%.

Facultative	$100,000

7. Years to Recapture

End of level period plus 5 years. Only the portion of the reinsurance ceded on an excess basis shall be eligible for recapture. Recapture shall apply to all policy forms eligible for recapture under all treaties-all business. Recapture shall not be permitted in any other circumstance.

Schedule B

Limits

1. Ceding Company’s Retention:	$3,000,000

2. Pool Binding:

Life	$20,000,000

3. Jumbo:

Life	$35,000,000

4. Conditional Receipt:	$1,000,000

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Schedule C

Definitions

1.	Automatic	Insurance which must be ceded by the Ceding Company in accordance with the terms of the Agreement and must be accepted by the Reinsurer.

2.	Excess

The Reinsurer agrees to reimburse the Ceding Company for all losses or a large portion of the losses over the Ceding Company’s retention limit. The Reinsurer becomes involved in a loss only after the loss has exceeded the Ceding Company’s retention limit.

3.	Facultative	Insurance which the Ceding Company has the option to cede and the Reinsurer has the option to accept or decline individual risks.

4.	Initial Minimum Amount	The smallest amount of reinsurance permitted at the inception of the reinsurance transaction.

5.	Life Premiums

Yearly Renewable Term (YRT) - Under the YRT method, the Reinsured transfers to the Reinsurer the mortality risk on either a net amount at risk basis or on an approximation of the net amount at risk basis.

Flat Extra - Flat extra ratings usually apply to applicants in hazardous occupations or avocations or with certain physical impairments of a temporary nature.

Substandard Table Extra - Substandard table extra ratings usually apply to physically impaired lives.

6.	Pool	An organization of insurers or reinsurers through which particular types of risks are underwritten with premiums, losses and expenses shared in agreed amounts.

7.	Quota Share	A form of reinsurance indemnifying the Ceding Company against a fixed percentage of loss on each risk covered in the Agreement.

8.	Ceding Company	A company which transfers all or part of the insurance it has written to another company.

9.	Reinsurer	A company which assumes all or part of the insurance written by another company.

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10.	Retention	The amount of insurance which the Ceding Company keeps for its own account and does not reinsure in any way.

11.	Risk	Insurance on an individual Life.

12.	Subsequent Minimum Amount	The smallest amount of reinsurance permitted after the inception of the reinsurance transaction.

13.	Point-In-Scale	Reinsurance premiums are based on the issue age and duration of the original reinsured policy.

14.	Net Amount at Risk	For term insurance, the full-face amount of the term policy.

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